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Humana Inc.                                                         Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

                                                    For the year ended December 31,
                                 ------------------------------------------------------------------------
                                     2002       2001        2000         1999       1998(4)      1997
                                 ----------- ----------- ----------- ------------ ----------- -----------
                                                          (Dollars in thousands)
Income (loss) before income taxes$  209,934  $  183,080  $  113,990  $  (404,839) $  203,083  $  270,129
Fixed charges                        44,349      52,010      52,843       53,592      61,327      28,793
                                 ----------- ----------- ----------- ------------ ----------- -----------
Total earnings                   $  254,283  $  235,090  $  166,833  $  (351,247) $  264,410  $  298,922
                                 =========== =========== =========== ============ =========== ===========
Interest charged to expense      $   17,252  $   25,302  $   28,615  $    33,393  $   46,972  $   19,617
One-third of rent expense            27,097      26,708      24,228       20,199      14,355       9,176
                                 ----------- ----------- ----------- ------------ ----------- -----------
Total fixed charges              $   44,349  $   52,010  $   52,843  $    53,592  $   61,327  $   28,793
                                 =========== =========== =========== ============ =========== ===========
Ratio of earnings to
   fixed charges (1)(2)                5.7x        4.5x        3.2x      (3)            4.3x       10.0x
                                 =========== =========== =========== ============ =========== ===========
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Notes
     (1)  For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

     (2)  There are no shares of preferred stock outstanding.

     (3) Due to a loss in 1999, caused primarily by pretax charges of $584.8 million, the ratio coverage was less than 1.0x. Additional pretax earnings of $404.8 million would be needed to achieve a coverage of 1.0x. Excluding pretax charges of $584.8 million primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening, the ratio of earnings to fixed charges would have been 4.4x for the year ended December 31, 1999.

     (4) Excluding 1998 pretax charges of $132.4 million primarily related to the costs of certain market exits and product discontinuances, asset write-offs, premium deficiency and a one-time non-officer employee incentive, the ratio of earnings to fixed charges would have been 6.5x for the year ended December 31, 1998.